Proxy

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

AUSTRAL PACIFIC ENERGY LTD.
(“Company”)

to be held at Suite 1500 - 1055 West Georgia Street, Vancouver, B.C., Canada on June 8, 2005 at 4:00 pm (Pacific Daylight time) (“Meeting”) The undersigned member (“Registered Shareholder”) of the Company appoints

David Newman, Chairman of the Board and a Director of the Company, or failing him, Jeanette Watson, Secretary of the Company, or in the place of the foregoing, ______________________________ ( print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the Registered Shareholder were present at the Meeting, or any adjournment thereof.

The Registered Shareholder directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified in this Proxy.

The Registered Shareholder revokes any proxy previously given to attend and vote at the Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________
DATE SIGNED: ___________________________
THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.
[If this form is not dated in the space provided, it is deemed to bear the date of mailing]

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

	Appointment of Directors	For	Withhold
To elect as directors:
1	David John Bennett	________	________
2	Ronald Luigi Bertuzzi	________	________
3	Garth Evan Johnson	________	________
4	David Arthur Ross Newman	________	________
5	Peter Purcell Tapper	________	________
6	Bernhard Josef Zinkhofer	________	________

Auditors
7	To re-appoint KPMG, Chartered Accountants, as auditors of the Company	________	________

		For	Against
8	To authorise the Directors to fix the Auditors’ remuneration	________	________

Amendment of By-Laws
9	To approve an ordinary resolution confirming the
	amendment to section 10.12 and the deletion of section 10.24 of the 2003 By-Laws of the Company	________	________

Authority for Private Placement
10	To authorize the directors to complete a placement
	of up to 7 million shares priced at a discount to market and 3.5 million warrants	________	________

☐       Check this box if you do not wish your proxyholder to vote with respect to any amendments or variations of any of the resolutions set out in this Proxy Form, and you hereby instruct your proxyholder not to vote your shares on such amendments or variations.

INSTRUCTIONS AND OPTIONS FOR VOTING

Voting by Mail:	Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, BC V6C 3B8
CANADA
Voting by Fax:	Fax: 604.689.8144

To be represented at the Meeting, this completed Proxy Form (and any required instrument evidencing authority to sign it) must be DEPOSITED at the office of the Company’s Share Registrar (as set out above) by hand, mail or fax, at any time up to and including 4:00 pm on June 6, 2005 (Pacific Daylight time) or with the Chairman of the Meeting, on the day of the Meeting before 4:00 pm on June 8, 2005 (Pacific Daylight time).

INSTRUCTIONS FOR COMPLETION OF PROXY
1.
This Proxy Form must be signed by you, the Registered Shareholder, or by your duly authorized attorney. Joint Registered Shareholders must all sign the Form. A Proxy Form completed by a corporation must be executed by a person duly authorized by it, acting with the corporation’s express or implied authority. A corporation may appoint a corporate representative to attend the Meeting on its behalf. Notice of such appointment must be given to the Company in the same manner and by the same time as notice of appointment of a Proxy.

2.
If this Proxy Form is completed by an attorney, officer, or other representative, the original or a notarial copy of the power of attorney or other empowering instrument, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must (if not previously produced to the Company) accompany this Proxy Form, together with a completed certification of non-revocation of authority.

3.
If this Proxy Form is not dated in the space provided, authority is given by you, the Registered Shareholder, for the proxyholder to date this Proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company’s Share Registrar.

4.
A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins. Please bring this Form with you to aid registration.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the proxyholders named on the Proxy Form, by leaving the wording appointing a nominee as is (i.e. do not strike out the proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Proxy Form, the proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified with respect to a resolution, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.
The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for. Further, if not prohibited by this Proxy Form, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on this Proxy Form or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.
If a Registered Shareholder has submitted a Proxy Form, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.